CALFRAC WELL SERVICES LTD.

CALFRAC ANNOUNCES ENTRY INTO MEXICAN WELL SERVICE MARKET

CALGARY, ALBERTA – July 18, 2007 - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that the company, and its wholly owned subsidiary, Calfrac de Mexico S.A. de C.V., have been awarded a three-year contract with Pemex Exploracion Y Produccion ("Pemex") for the provision of hydraulic fracturing services in the Burgos field of northern Mexico. The Burgos field borders the United States along the Rio Grande river, running from Laredo through McAllen, Texas. Calfrac plans to set up a district base in Reynosa, Mexico.

Equipment required to fulfill the contractual commitments will be supplied from Calfrac's existing North American operating fleet and fracturing operations are anticipated to commence early in the fourth quarter of this year. Over the term of the contract, estimated gross revenue is expected to be approximately US$75 million, including subcontracted services.

Calfrac believes that entry into the Mexican well service market provides an exciting opportunity for the company to expand in a major international fracturing market, which has substantial potential for future growth. Entry into this market is a continuation of Calfrac's strategy of diversifying geographically into new markets that are not dependent on natural gas drilling in the United States and Canadian markets.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Mexico and western Siberia in Russia.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

For further information on Calfrac Well Services Ltd. please refer to the company's website at www.calfrac.com or contact:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Tom J. Medvedic
Vice President, Finance and Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381